                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-4229


                           PROSPECTUS SUPPLEMENT NO. 7
                                       TO
                          PROSPECTUS DATED MAY 1, 1997

                                     [LOGO]

                          WESTERN WIRELESS CORPORATION
                              CLASS A COMMON STOCK
                            (NO PAR VALUE PER SHARE)

                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2006
                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2007

                                  ------------

        SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK, 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 OR 10-1/2% SENIOR SUBORDINATED NOTES DUE 2007.

  The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "WWCA."

                                  ------------

        EACH OF THE 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 (THE "2006 NOTES") AND THE 10 1/2% SENIOR SUBORDINATED NOTES DUE 2007 (THE "2007 NOTES," AND, TOGETHER WITH THE 2006 NOTES, THE "SENIOR SUBORDINATED NOTES") ARE SENIOR UNSECURED OBLIGATIONS OF THE COMPANY AND ARE SUBORDINATED IN RIGHT OF PAYMENT TO THE PRIOR PAYMENT IN FULL OF ALL SENIOR INDEBTEDNESS AND SENIOR IN RIGHT OF PAYMENT TO ANY CURRENT OR FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY. IN ADDITION, ALL EXISTING AND FUTURE INDEBTEDNESS AND OTHER LIABILITIES OF THE COMPANY'S SUBSIDIARIES WILL BE EFFECTIVELY SENIOR IN RIGHT OF PAYMENT TO THE SENIOR SUBORDINATED NOTES. THE 2006 NOTES AND THE 2007 NOTES RANK PARI PASSU WITH ONE ANOTHER. THE COMPANY HAS NOT ISSUED, AND DOES NOT HAVE ANY FIRM ARRANGEMENT TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE SENIOR SUBORDINATED NOTES WOULD BE SENIOR. AT SEPTEMBER 30, 1997, SENIOR INDEBTEDNESS AGGREGATED APPROXIMATELY $770 MILLION.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

        This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the shares of Class A Common Stock, the 10 1/2% Senior Subordinated Notes Due 2006 and the 10 1/2% Senior Subordinated Notes Due 2007 related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as principal or agent in such transactions. See "Plan of Distribution."

                              GOLDMAN, SACHS & CO.

                                  ------------

          The date of this Prospectus Supplement is February 23, 1998.

        This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated May 1, 1997 (the "Prospectus"), as supplemented by Prospectus Supplement No. 1 thereto dated May 9, 1997 ("Prospectus Supplement No. 1"), Prospectus Supplement No. 2 thereto dated June 19, 1997 ("Prospectus Supplement No. 2"), Prospectus Supplement No. 3 thereto dated August 13, 1997 ("Prospectus Supplement No. 3"), Prospectus Supplement No. 4 thereto dated October 14, 1997 ("Prospectus Supplement No. 4"), Prospectus Supplement No. 5 thereto dated November 6, 1997 ("Prospectus Supplement No. 5") and Prospectus Supplement No. 6 thereto dated December 8, 1997 ("Prospectus Supplement No. 6") with respect to the Class A Common Stock, 10 1/2% Senior Subordinated Notes Due 2006 and 10 1/2% Senior Subordinated Notes Due 2007. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

        On May 9, 1997, the Company filed with the Securities and Exchange Commission a report on Form 10-Q, a copy of which is attached to Prospectus Supplement No. 1.

        On June 19, 1997, the Company filed with the Securities and Exchange Commission a report on Form 8-K, a copy of which is attached to Prospectus Supplement No. 2.

        On August 13, 1997, the Company filed with the Securities and Exchange Commission a report on Form 10-Q, a copy of which is attached to Prospectus Supplement No. 3.

        On October 14, 1997, the Company filed with the Securities and Exchange Commission a report on Form 8-K, a copy of which is attached to Prospectus Supplement No. 4.

        On November 6, 1997, the Company filed with the Securities and Exchange Commission a report on Form 10-Q, a copy of which is attached to Prospectus Supplement No. 5.

        On December 8, 1997, the Company filed with the Securities and Exchange Commission a report on Form 8-K, a copy of which is attached to Prospectus Supplement No. 6.

        On February 18, 1998, the Company issued a press release relating to 1997 financial results, a copy of which is attached hereto and deemed to be a part hereof.

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION CONTACT:
Investment Community:                              Media:
Ken Prussing                                       John Snyder
Western Wireless Corporation                       Kaufer Miller Communications
(425) 313-7803                                     (425) 450-9965
ken.prussing@wwireless.com                         JohnS@kmrc.com
                                                   www.kmrc.com

                  WESTERN WIRELESS ANNOUNCES FOURTH QUARTER AND
                         YEAR END 1997 FINANCIAL RESULTS
  CELLULAR BUSINESS GENERATES POSITIVE FREE CASH FLOW, SUBSCRIBERS PASS 645,000


    ISSAQUAH, Wash. (February 18, 1998) -- Western Wireless Corporation (NASDAQ:
WWCA), a leading provider of cellular and personal communications services
(PCS), announced today its financial and operating results for the fourth quarter and year ended December 31, 1997.

    "1997 has been a watershed year for Western Wireless," said John Stanton, chairman and chief executive officer of Western Wireless. "Our PCS business has taken off, moving from focusing on building systems to providing service to over 125,000 customers and attaining in one year a 1 percent penetration level of the covered population - it took many cellular companies four years to reach this penetration level. The results of cellular operations continue to prove our belief in using cellular technology to provide affordable, high quality, wireless phone service to rural America. Financially, our cellular business achieved the important milestone of generating free cash flow (EBITDA less capital expenditures) each quarter of the year. Our international efforts have been rewarded with licenses in four countries and our partnerships have launched service in Latvia and Georgia. Finally, the strategic investment by Hutchison Whampoa has positioned Western Wireless to play an important part in the continued development of wireless telecommunications in the United States."

TOTAL COMPANY RESULTS

    At the end of the fourth quarter 1997 the company had 648,600 subscribers, an 80 percent increase over the fourth quarter of 1996. The company reported revenues of $113.4 million for the quarter, up 59 percent over the same quarter a year ago. Net loss was $72.3 million, a loss of $0.99 per share for the quarter. Consolidated EBITDA loss (operating income before depreciation and amortization) in the fourth quarter was $2.2 million.


                                     -MORE-

Western Wireless Announces Year End Fourth Quarter 1997 Financial Results Page 2

    For the year ended December 31, 1997, total revenues for the company were $380.6 million, a 57 percent increase from $243.1 million in 1996. The net loss for the year ended December 31, 1997, was $265.5 million, a loss of $3.76 per share. The loss in the fourth quarter and year 1997 is due primarily to planned expenses associated with service expansion and subscriber growth in its PCS markets.

CELLULAR AND PCS SUMMARIES

    Cellular subscribers increased by 195,800 during the year, including the acquisition of 58,500 subscribers from Triad Cellular during the fourth quarter. For the quarter ending December 31, 1997, cellular subscribers were 520,000, a 60 percent year to year increase. Cellular service revenues for the fourth quarter of 1997 increased 45 percent from the same quarter a year ago to $85.2 million. Cellular EBITDA for the quarter was $30.6 million, a 111 percent increase over the same quarter in 1996. Cellular capital expenditures were $13 million for the quarter. For the year ended December 31, 1997, cellular service revenues were $290.5 million, a 36 percent increase over 1996, and EBITDA was $103.9 million. Free cash flow for the cellular business was positive all four quarters of 1997. Free cash flow for the year was $49.6 million and for the quarter was $17.6 million.

    At the end of the year, Western Wireless had 128,600 PCS subscribers compared to 35,500 at the end of 1996. PCS service revenues were $16.5 million for the quarter compared to $4.7 million for the fourth quarter of 1996. Western Wireless added 27,600 PCS subscribers during the fourth quarter of 1997 compared to 17,900 during the same quarter of 1996. For the year ended December 31, 1997, PCS net additions were 93,100, and service revenues were $52.6 million compared to service revenues of $7.8 million in 1996.

STRATEGIC INVESTMENT IN COMPANY

    Today Western Wireless also announced that a subsidiary of Hutchison Telecommunications Limited (Hutchison Telecom) and Western Wireless closed Hutchison Telecom's $248 million investment in Western PCS Corp., a subsidiary of Western Wireless. The investment represents the purchase of newly issued shares representing a 19.9 percent interest in Western PCS Corp., the holding company for all PCS investments of Western Wireless in the United States.

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
Western Wireless Announces Year End Fourth Quarter 1997 Financial Results PAGE 3

    On November 26, 1997, Hutchison Telecom invested approximately $74 million for an approximate 5 percent interest in Western Wireless. Two Hutchison representatives have also been added to the board of Western PCS Corp.: Canning Fok, group managing director of Hutchison Whampoa Limited (the holding company of Hutchison Telecom) and chairman of Orange plc, and Hans Snook, managing director of Orange.

    Based in Issaquah, Wash., Western Wireless Corp. is a leading provider of wireless communications services in the western United States. It currently offers cellular service marketed under the Cellular One(R) name in 15 western states; and it provides PCS using the globally dominant GSM technology marketed under the VoiceStream(R) Wireless name in seven U.S. metropolitan markets. In 1997, Western Wireless was granted PCS licenses for 100 new markets through the Federal Communications Commission's D- and E-block auctions, and was granted an additional seven markets in the F-block auction through its partnership with Cook Inlet PCS. As a result, Western Wireless' combined cellular and PCS licenses, along with its investment in Cook Inlet PCS, cover 59 percent of the land in the continental United States.


                                     -MORE-

Western Wireless Announces Year End Fourth Quarter 1997 Financial Results PAGE 4

                          WESTERN WIRELESS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)
                                   (Unaudited)


                                                         Three months ended December 31,          For the year ended December 31,
                                                         --------------------------------        --------------------------------
                                                             1997                1996                1997                 1996
                                                         ------------        ------------        ------------        ------------
Revenues:
   Subscriber revenues                                   $     88,207        $     54,566        $    297,724        $    182,441
   Roamer revenues                                             12,167               7,775              39,977              34,065
   Equipment sales and other revenues                          13,008               8,801              42,877              26,579
                                                         ------------        ------------        ------------        ------------
        Total revenues                                        113,382              71,142             380,578             243,085
                                                         ------------        ------------        ------------        ------------

Operating expenses:
   Cost of service                                             23,621              19,068              90,184              53,600
   Cost of equipment sales                                     25,671              18,110              83,167              46,305
   General and administrative                                  33,694              20,707             112,543              66,673
   Sales and marketing                                         32,621              26,765             120,875              83,652
   Depreciation and amortization                               36,543              22,226             133,470              79,741
                                                         ------------        ------------        ------------        ------------
        Total operating expenses                              152,150             106,876             540,239             329,971
                                                         ============        ============        ============        ============

Operating loss                                                (38,768)            (35,734)           (159,661)            (86,886)
                                                         ------------        ------------        ------------        ------------

Other income (expense):
   Interest and financing expense                             (31,167)            (16,102)            (98,964)            (44,690)
   Equity in net loss of unconsolidated affiliates             (3,951)               (882)            (11,058)               (968)
   Other, net                                                   1,593               1,388               4,149               2,439
                                                         ------------        ------------        ------------        ------------
        Total other income (expense)                          (33,525)            (15,596)           (105,873)            (43,219)
                                                         ------------        ------------        ------------        ------------

        Net loss                                         $    (72,293)       $    (51,330)       $   (265,534)       $   (130,105)
                                                         ============        ============        ============        ============

Net loss per common share                                $      (0.99)       $      (0.74)       $      (3.76)       $      (2.00)
                                                         ============        ============        ============        ============

Weighted average common shares and common
    equivalent shares outstanding                          72,758,000          69,586,000          70,692,000          65,196,000
                                                         ============        ============        ============        ============


                                     -MORE-

Western Wireless Announces Year End Fourth Quarter 1997 Financial Results PAGE 5

                          WESTERN WIRELESS CORPORATION
                  SUPPLEMENTARY FINANCIAL AND OPERATIONAL DATA
                             (Dollars in thousands)
                                   (Unaudited)

 (Note: The following Table sets forth certain selected financial and operating data of the company for the three months and year ended December 31, 1997)


                                                        Three Months Ended December 31,
                                         -----------------------------------------------------------
                                                   1997                              1996
                                         -------------------------        --------------------------
                                         Cellular           PCS            Cellular            PCS
                                         ---------       ---------        ---------        ---------
Revenues:
    Subscriber revenues                  $  71,904       $  16,303        $  49,875        $   4,691
    Roamer revenues                         11,940             227            7,775
    Equipment sales                          3,948           7,736            3,503            4,246
    Other revenues                           1,324                            1,052
                                         ---------       ---------        ---------        ---------
          Total revenues                    89,116          24,266           62,205            8,937
                                         ---------       ---------        ---------        ---------

Operating expenses:
    Cost of service                         12,424          11,197           12,172            6,896
    Cost of equipment sales                  9,654          16,017            7,630           10,480
    General and administrative              18,416          15,278           13,262            7,445
    Sales and marketing                     18,049          14,572           14,624           12,141
    Depreciation and amortization           17,267          19,276           17,411            4,815
                                         ---------       ---------        ---------        ---------
          Total operating expenses          75,810          76,340           65,099           41,777
                                         ---------       ---------        ---------        ---------
Operating income (loss)                  $  13,306       $ (52,074)       $  (2,894)       $ (32,840)
                                         =========       =========        =========        =========

Ending subscribers                         520,000         128,600          324,200           35,500
                                         =========       =========        =========        =========


                                                         Twelve Months Ended December 31,
                                         -----------------------------------------------------------
                                                   1997                              1996
                                         -------------------------        --------------------------
                                         Cellular           PCS            Cellular            PCS
                                         ---------       ---------        ---------        ---------
Revenues:
    Subscriber revenues                  $ 245,364       $  52,360        $ 174,647        $   7,794
    Roamer revenues                         39,750             227           34,065
    Equipment sales                         12,353          25,143           12,595            9,745
    Other revenues                           5,381                            4,239
                                         ---------       ---------        ---------        ---------
          Total revenues                   302,848          77,730          225,546           17,539
                                         ---------       ---------        ---------        ---------
Operating expenses:
    Cost of service                         47,001          43,183           41,130           12,470
    Cost of equipment sales                 29,698          53,469           25,516           20,789
    General and administrative              60,865          51,678           46,464           20,209
    Sales and marketing                     61,409          59,466           52,147           31,505
    Depreciation and amortization           66,595          66,875           65,346           14,395
                                         ---------       ---------        ---------        ---------
          Total operating expenses         265,568         274,671          230,603           99,368
                                         ---------       ---------        ---------        ---------
Operating income (loss)                  $  37,280       $(196,941)       $  (5,057)       $ (81,829)
                                         =========       =========        =========        =========
Ending subscribers                         520,000         128,600          324,200           35,500
                                         =========       =========        =========        =========


                                      - END -